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                                 EXHIBIT 20.1


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                         [Federal Express Corporation Letterhead]


FOR IMMEDIATE RELEASE

MEMPHIS, January 12, 1996 ... Federal Express Corporation today announced that recent severe weather, coupled with the impact of earlier storms, will reduce the Company's third quarter operating profit significantly below current consensus Wall Street estimates. The third quarter will end February 29, 1996.

Chief Financial Officer Alan B. Graf, Jr. said, "Earlier this week, snowstorms shut down 18 airports in the Northeast and many businesses were closed. This part of the country accounts for 25-30% of our worldwide package volume, and these closures could mean as much as a $20 million loss of revenues this week. We have also incurred additional expenses dealing with the aftermath of the storm."

William J. Razzouk, Executive Vice President Worldwide Customer Operations, said, "In addition to the storms, the weakness in international airfreight traffic is also adversely affecting current period results. We've been able to make some operational adjustments and short-term expense improvements, but not enough to overcome the effects of a weak international economy."

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Graf concluded, "Our yield management actions are continuing to have a positive influence domestically, and we are confident in the long-term soundness of our international strategy."

Federal Express is the world's largest express transportation company, providing fast and reliable services for important documents, packages and freight. The company delivers more than 2.4 million items each working day. It employs more than 119,000 people, and operates 531 aircraft and almost 37,000 vehicles in its integrated system. Federal Express reported revenues of $9.4 billion for its fiscal year ended May 31, 1995.

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Contact:   Tom Martin     901-395-3490  or
           Shirlee Clark  901-395-3463